FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated July 17, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
investor.relations@telekom.hu

Regulator publishes draft resolution on Magyar Telekom’s reference unbundling and local bitstream access offer

Budapest – July 17, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced that the Board of the Hungarian National Regulatory Authority (NRA) has published its draft resolution concerning the new reference unbundling and local bitstream access offer.

This release highlights the major changes implied in the regulator’s draft resolution published on July 14, 2006; new fees are applicable retrospectively from January 19, 2006. The main changes to the reference offer are:

•                  The new reference offer enables the full and the shared (partial) sub-loop unbundling

•                  Unused loops become available for unbundling

All data included in this announcement is in line with the draft resolution.

1. Monthly fee

The new basic monthly fees in the draft resolution are around 1-4% lower compared to previous levels (applied since August 2005). The table below sets out the new fees excluding VAT:

HUF	New fees (draft resolution)
Local loop unbundling monthly fee	2,399
Shared local loop unbundling monthly fee	1,289
Local bitstream access monthly fee	3,323

2. Pricing of related services

The price of some related services has changed from a one time fee to a monthly fee. NRA has modified the cost model filed by Magyar Telekom resulting in a significant decrease in the price of related services. For example, the one time examination fee of the loop decreases by 75% to HUF 9,362, and the local bitstream access internal tie cable monthly fee by 86% to HUF 4,889.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: July 17, 2006